SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-8191

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K     |_| Form 20-F     |_| Form 11-K     |_| Form 10-Q

For Period Ended:  December 31, 2001

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the Transition Period Ended:
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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

Full name of registrant: PORTA SYSTEMS CORP.
Former name if applicable

575 UNDERHILL BLVD.
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Address of principal executive office (Street and number)

SYOSSET, NY 11791
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City, State and Zip Code


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Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As a result of delays in developing and verifying data necessary to complete the financial statement disclosures, the Form 10-K cannot be filed on time without unreasonable effort and expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Edward B. Kornfeld                  (516)       364-9300
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(Name)                              (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              |X| Yes    |_| No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              |X| Yes    |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      In December, 2001 the Company determined that $5,802,000 of goodwill associated with its OSS business unit was impaired and as such recorded an impairment loss. This assessment was based on the continued decline in sales and losses generated by the business unit over the past several years and the prospects for additional sales of the products based on the older technology that originally gave rise to the goodwill.

PORTA SYSTEMS CORP.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 1, 2002              By /s/ Edward B. Kornfeld
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                                        Senior Vice President and
                                        Chief Financial Officer